Exhibit 99.3

Attunity Ltd
Kfar Netter Industrial Park
P.O. Box 3787, Kfar Netter 40593
Israel

[        ], 2009

To holders of ordinary shares of Attunity Ltd:

        Enclosed are the prospectus and other materials relating to a Rights Offering by Attunity Ltd.  Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your subscription rights to purchase additional ordinary shares only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page [11] of the prospectus. You should also refer to the detailed Instructions as to Use of Subscription Certificates, which is attached to this letter. You may revoke your exercise of your subscription rights at any time prior to the expiration of the Rights Offering.

        The following is a summary of the terms of the Rights Offering:

—	You will receive [__] of a non-transferable subscription right for each ordinary share you hold of record at the close of business on [_________], 2009. We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure we will offer 10,000,000 ordinary shares in the Rights Offering.

—	You may purchase one ordinary share, par value NIS 0.1 of Attunity Ltd. for each whole subscription right you receive at a subscription price of $0.12 per share.

—	If you exercise in full the subscription rights issued to you, you may subscribe for additional ordinary shares through the oversubscription right, as more fully described in the prospectus.

—	You will also receive, at no cost a warrant exercisable at $0.12 per share, subject to adjustment, to purchase ordinary shares at a rate of one such warrant for each two ordinary shares purchased pursuant to the exercise of basic subscription right and oversubscription right. Each warrant will entitle you to purchase one ordinary share, subject to adjustments.

—	The Rights Offering will expire at 5:00 p.m., Eastern Time, on [_____], 2009. If you do not exercise your subscription rights before that time, they will expire and will have no monetary value. You may revoke your exercise of your subscription rights at any time prior to the expiration of the Rights Offering.

—	If your ordinary shares are held in the name of a bank, dealer or other nominee, you must contact your bank, dealer or other nominee if you wish to participate in the Rights Offering.

        If you have any questions concerning the Rights Offering, please feel free to contact us at +972-9-899-3000.

Very truly yours, ATTUNITY LTD